July 3, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Daniel F. Duchovny

Re:	Pediatric Services of America, Inc.
Schedule 13E-3
File No. 005-44129
Filed May 25, 2007

Preliminary Proxy Statement on Schedule 14A
Filed May 25, 2007
File No. 000-23946

Dear Mr. Duchovny:

On behalf of Pediatric Services of America, Inc., we are responding to the letter dated June 19, 2007 (the “Comment Letter”) from Daniel F. Duchovny, Special Counsel of the Office Of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses provided to us by Pediatric Services of America, Inc., and Portfolio Logic LLC (“Portfolio Logic”) to the comments of the Commission staff (the “Staff”) with respect to PSA’s Preliminary Proxy Statement on Schedule 14A, File No. 000-23946 (the “Proxy Statement”) and the Schedule 13E-3, File No. 005-44129 (the “Schedule 13E-3”), filed by Portfolio Logic, Portfolio Logic Management LLC, Pointer Acquisition Co., Inc. and Jeffrey D. Zients (collectively, the “Portfolio Logic Parties”) and PSA.

On the date hereof, PSA has filed Amendment No. 1 to the Preliminary Proxy Statement and PSA and the Portfolio Logic Parties have filed Amendment No. 1 to the Schedule 13E-3 with the Commission, incorporating the revisions described herein. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Please note that references to “we,” “our,” “us,” “PSA,” and the “Company” refer to Pediatric Services of America, Inc.

Schedule 13E-3

Comment 1.

We note that the D3 Family Funds have beneficial ownership of over 19% of your outstanding common stock and will roll over their equity positions in the company into equity of the acquiring entity’s parent company. We also note that, per disclosure on page 25, the D3 Family Funds may hold up to 49% of the equity

Mr. Daniel F. Duchovny

July 3, 2007

of Newco after the merger. Rule 13e-3 requires that each affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide us your detailed analysis of the reasons why the D3 Family Funds have not been included as filling persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Response:

We respectfully submit that the D3 Parties are not required to be filing persons to the Schedule 13E-3 or to make the disclosures specified by Rule 13e-3 for the following reasons: (1) the D3 Parties are not “affiliates” of PSA under Rule 12b-2; (2) the merger is not a transaction between PSA and the D3 Parties, and therefore not a “Rule 13e-3 transaction,” as between PSA and the D3 Parties under Rule 13e-3(a)(3)(i)(C); and (3) the D3 Parties are not “engaging” in the merger for purposes of Rule 13e-3(c)(1). We also respectfully submit that nothing set forth in the sections of Release No. 34-17719 (April 1981) or Current Issues and Rulemaking Projects (November 2000) is inconsistent with this position and that those SEC pronouncements confirm the general proposition that both affiliate status and engagement in the transaction are to be tested on a case-by-case basis by reference to the applicable facts to determine if an affiliate is on both sides of a going-private transaction.

(1) Prior to the execution of the merger agreement, the D3 Parties were solely substantial stockholders of PSA, and we respectfully submit that a substantial investment, without more, is not sufficient to establish affiliate status. In particular, the D3 Parties are currently, and at all relevant times have been, subject to restrictions against exercising any degree of control over PSA by virtue of both: (i) the conditions associated with their status as “Special Acquiring Persons” under the first amendment, dated December 21, 2000, to PSA’s stockholder rights plan and the related resolutions of PSA’s board of directors granting that status on February 9, 2005; and (ii) the standstill agreement, dated February 18, 2005, entered into between the D3 Parties and PSA. These instruments preclude the D3 Parties from engaging in a variety of specified activities. Specifically relevant in the present context are: (i) the provisions of the rights plan amendment limiting a Special Acquiring Person’s beneficial ownership of PSA common stock to 20% (including beneficial ownership by reason of membership of a group with any other stockholder, including Portfolio Logic) and empowering PSA’s board of directors to make a good faith determination removing Special Acquiring Person status from a beneficial owner who owns shares of PSA common stock with the purpose or effect of changing or influencing control of PSA; and (ii) the provisions of the standstill agreement that prohibit the D3 Parties from seeking election to PSA’s board of directors, engaging in a board election contest or publicly requesting an amendment or waiver of the agreement, applicable through the 2008 annual meeting of PSA’s stockholders. PSA’s board of directors lifted those restrictions after the execution of the merger agreement and at the request of Portfolio Logic solely to enable Portfolio Logic to discuss with the D3 Parties the possibility of the participation of the D3 Parties in the merger and to permit the parties to enter

Mr. Daniel F. Duchovny

July 3, 2007

into any agreements that might result from those discussions. Except in connection with their potential participation in the merger, the restrictions in the rights plan amendment and the standstill agreement continue to govern the D3 Parties’ investment in PSA. In addition to the foregoing factors, the relationship between PSA and the D3 Parties has none of the well-established indicia of affiliate status: none of the D3 Parties is an officer or director of PSA; their 19% interest in PSA is not sufficient to enable them to veto a transaction such as the merger; and they have no ability to control, by contract or otherwise, any of PSA’s operations. To the extent that the Staff may employ a rebuttable presumption of affiliate status at some level of ownership, such as 10%, we believe that presumption is rebutted by the totality of the facts present in the current situation.

(2) The merger agreement resulted from discussions with PSA initiated by Portfolio Logic without any participation by the D3 Parties. The D3 Parties did not take part in those discussions nor in any negotiations regarding the price or any of the other terms of the merger. Their potential participation in the merger results solely from discussions that began only after the merger agreement was publicly announced and those discussions took place solely between them and Portfolio Logic. Merger Sub is controlled solely by Portfolio Logic and if Newco is formed by Portfolio Logic to facilitate the participation of the D3 Parties in the merger, Portfolio Logic will control Newco at all times prior to the effective time of the merger, and will continue to control Newco after the Merger (with the D3 Parties having a seat on the board of directors of Newco only after the merger is consummated, and only if the D3 Parties in fact acquire shares of Newco). Accordingly, even if the D3 Parties were viewed as affiliates of PSA, they are not on both sides of the merger because their participation in the merger will result solely from their arrangements with Portfolio Logic. They have not sought to, and are not in a position to, influence or affect the consummation of the merger and their participation in the merger is not a condition to the closing of the merger.

(3) By reason of the factors described in (2) above, vis-à-vis PSA and its unaffiliated stockholders (even if the D3 Parties were viewed as affiliates of the Company) the D3 Parties are not “engaging in” the merger. The D3 Parties did not initiate the merger, did not negotiate the merger with the Company and are not—and will not be prior to the effective time of the merger—in a position to determine whether or not the merger is consummated. Rather, they have entered into a separate non-binding memorandum of understanding with Portfolio Logic, which was executed after the merger agreement was fully negotiated and signed and which, if consummated, will result in the D3 Parties investing in a transaction initiated, negotiated and—from the buyer’s perspective—controlled by, Portfolio Logic.

We note that language has been added to “Special Factors—Background of the Merger” on page 14 to clarify that the D3 Parties did not participate in the initiation or negotiation of the merger agreement, that their participation in the merger under the non-binding memorandum of understanding and the shareholders agreement contemplated thereby is not a condition to Portfolio Logic’s obligation to complete the merger and that they will have no ability to control any of the decisions of Merger Sub or Newco regarding the merger agreement prior to the effective time.

Mr. Daniel F. Duchovny

July 3, 2007

Introduction

Comment 2.	We note your disclosure that the filing persons are not admitting they are affiliates of PSA within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to PSA. Please revise.

Response:

The Schedule 13E-3 has been revised in response to the Staff’s comment. See page 2.

Proxy Statement

Comment 3.	Please file the form of proxy card with your next preliminary proxy statement.

Response:

The form of proxy card has been filed with the revised Preliminary Proxy Statement in response to the Staff’s comment.

Comment 4.	Please fill in the blanks in your proxy statement.

Response:

Where applicable, blanks have been filled in; however, note that some items (for instance, the meeting date and record date) must necessarily be left blank at this time.

Cover Page

Comment 5.	Please revise the cover page of your proxy statement and, when filed, the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

The Preliminary Proxy Statement has been revised to make clearer that it is preliminary in response to the Staff’s comment. See the transmittal letter to stockholders.

Mr. Daniel F. Duchovny

July 3, 2007

Summary Term Sheet, page 1

Comment 6.	We note your disclosure here and elsewhere in the proxy statement that the board of directors and the Portfolio Logic Parties determined that the merger (i) is fair to and in the best interests of the company and its stockholders, and (ii) is fair to the company’s “public stockholders,” respectively. Please revise here and throughout the filing to more clearly and consistently articulate whether each filing person has determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Response:

All references in the Preliminary Proxy Statement to “public stockholders” have been revised to refer to “unaffiliated stockholders.” The Preliminary Proxy Statement has been revised to reflect the remainder of this comment. For a discussion of substantive and procedural fairness, please see our response to Comment 7 below.

Comment 7.	Please state here and elsewhere in the proxy statement where you discuss the fairness determination of the board of directors and the other filing persons whether they determined that the transaction is substantively and procedurally fair to unaffiliated stockholders.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Summary Term Sheet” on pages 3-4 and “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger” on pages 14-18.

Special Factors

Background of the Merger, page 10

Comment 8.	Refer to last paragraph of page 10. Please disclose the reasons and purpose for sharing confidential information with the D3 Parties and the nature of the information provided to them.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Background of the Merger” on page 11.

Comment 9.	We note the special committee received presentations from Raymond James on February 6 and April 25, 2007. Note that each presentation presented by an

Mr. Daniel F. Duchovny

July 3, 2007

outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Revise to summarize all the presentations made by financial advisors. Also, file any presentation made by an outside party as an exhibit to Schedule 13E-3.

Response:

The April 25, 2007 presentation has been described in detail in the section entitled “Special Factors—Opinion of Financial Advisor” and has been filed as Exhibit (c)(2) to the Schedule 13E-3. Additionally, the Preliminary Proxy Statement has been revised to reflect that the special committee meeting of February 6, 2007 included Raymond James and the several scenarios prepared by them at the request of the special committee. See “Special Factors—Background of the Merger” on page 11. We respectfully submit that as none of these scenarios was materially related to the Rule 13e-3 transaction within the meaning of Item 1015(a) of Regulation M-A, the revised disclosure is adequate and that the filing of the scenarios as an exhibit is not required.

Comment 10.	Please revise to disclose the alternatives discussed by the special committee on February 6, 2007.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Background of the Merger” on page 11.

Comment 11.	Please disclose the basis upon which the board determined to request an increase in the consideration to $16.50 per share on March 14, 2007. For example, was it based on the financial analysis conducted by Raymond James?

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Background of the Merger” on page 12.

Comment 12.	We note your description of the events of March 23 and 30, 2007. Please expand your disclosure to briefly describe “the progress of negotiations” and the matters negotiated on.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Background of the Merger” on pages 12-13.

Mr. Daniel F. Duchovny

July 3, 2007

Comment 13.	Please file as an exhibit to Schedule 13E-3 the amendment to the standstill agreement entered into on April 29, 2007 by the company and the D3 Parties.

Response:

The amendment to the standstill agreement was filed as Exhibit 8.1 to a Report on Form 8-K filed by the Company on May 1, 2007. This Form 8-K has also been filed as Exhibit (d)(2) to the Schedule 13E-3.

Reasons for the Merger, page 14

Comment 14.	Please revise to provide the disclosure required by Item 1013(a) and (b) of Regulation M-A for the company and each filing person added in response to our previous comment Also, disclose why the filing persons determined to undertake the transaction at this time. See Item 1013(c).

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger” on pages 14-18.

Comment 15.

We note in “Certain Effects of the Merger” that the D3 Parties will hold a 49% interest in your net book value and earnings subsequent to the merger. Given that the D3 Parties currently own 19% of your shares beneficially, it appears that the securities of the D3 Parties are being valued higher than securities held by all other security holders. Please disclose this, if true, and disclose how the board was able to reach a fairness determination in light of this apparent difference in the value of your common stock.

Response:

We respectfully submit that, in the event that the D3 Parties participate in the merger, (a) the securities of the D3 Parties would be valued identically to the securities held by all other stockholders pursuant to the terms of the non-binding memorandum of understanding and (b) there is no direct correlation between the 19% beneficial interest that the D3 Parties currently hold in PSA and the beneficial interest they would have in the surviving company. Subsequent to the merger, the surviving corporation would be wholly-owned by Newco, a separately capitalized company, with greater indebtedness and less cash than PSA, and thus the indirect beneficial interests of Portfolio Logic and the D3 Parties in the surviving corporation would be determined by their respective beneficial interests in Newco. The extent of this interest is solely a function of the terms of the non-binding memorandum of understanding and subsequent discussions between the D3 Parties and Portfolio Logic, which were entered into after the merger agreement was executed and therefore have no effect on the price or other terms of the merger nor the fairness thereof to the unaffiliated stockholders of PSA. Specifically, the 34.5% to 46% range provided in the Preliminary Proxy Statement with respect to the D3 Parties’ ownership of PSA immediately following the merger was calculated based on the number of shares of PSA that would be contributed to Newco by Portfolio Logic and the D3 Parties pursuant to the memorandum of understanding (valued in each case at the merger consideration) and the additional cash that would be contributed to Newco by Portfolio Logic.

Comment 16.	Please revise the first and third bullet points on page 14 to explain how the board of directors considered the company and its business, financial performance, operations, management strength and future prospects, business operations and its industry. What about these factors allowed the board to make its fairness determination and why were these factors viewed as positive in the board’s analysis.

Mr. Daniel F. Duchovny

July 3, 2007

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger” on pages 15-16.

Comment 17.	We note in the fourth bullet point on page 14 that the board measured the premium of the offer price against the closing price on April 25, 2007, the date the merger was announced, and measured the 52-week premium on the period ending April 13, 2007. Please explain in your disclosure why the board used different periods for these measures. Please apply this comment to similar disclosure appearing on page 23 with respect to the Portfolio Logic Parties.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger” on page 16, “—Opinion of Financial Advisor” on page 19 and “—The Position of the Portfolio Logic Parties as to the Fairness of the Merger” on page 27.

Comment 18.	Please address the substantive fairness of the going private transaction in relation to liquidation and net book value. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See the fourth bullet under “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger—Substantive Fairness” on page 16.

Comment 19.	Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than Portfolio Logic and its affiliates, rather than all security holders unaffiliated with the company.

Response:

The Company negotiated and agreed to a transaction with Portfolio Logic; the D3 Parties were not involved. As such, the board’s determination of the transaction’s fairness as to all stockholders other than Portfolio Logic and its affiliates is the same, for this purpose, as a determination of the transaction’s fairness as to “unaffiliated” stockholders, since at the time the

Mr. Daniel F. Duchovny

July 3, 2007

transaction was agreed, these groups were identical. Also, as described above in the response to Comment 6, all references in the Proxy Statement to “public” stockholders have been changed to “unaffiliated” stockholders.

Comment 20.

Refer to the disclosure relating to procedural fairness on page 15. Clarify how the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained. We also note that Portfolio Logic and the D3 Parties together account for approximately 34% of your outstanding common stock. Please apply this comment to the disclosure relating to the Portfolio Logic Parties’ determination of procedural fairness on page 24.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger—Procedural Fairness” on pages 16-17. Specifically, with reference to the unaffiliated stockholders, it was the conclusion of the company’s board that the process was sufficiently robust that a separate approval of the unaffiliated stockholders is not necessary or required for this transaction and none is being sought. That process is described in the revised disclosure referred to herein.

Opinion of Financial Advisor, page 16

Comment 21.	Please revise to describe the “certain other publicly available information regarding” the company, the “other financial and operating information provided by” the company, and the “certain information” discussed by the financial advisor and your management, each included in the bullet points on page 16.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Opinion of Financial Advisor” on pages 18-19.

Comment 22.	In appropriate location of the proxy statement, disclose all of the financial projections or forecasts provided to the financial advisor.

Response:

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the financial projections provided to Raymond James & Associates in connection with its preparation and delivery of the fairness opinion. See “Special Factors—Projected Financial Information” on page 26.

Mr. Daniel F. Duchovny

July 3, 2007

Comment 23.	Please revise to explain, in the Trading Analysis, why Raymond James measured the premium of the offer price against the closing price on April 25, 2007, the date the merger was announced, but measured the 52-week premium on the period ending April 13, 2007.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Opinion of Financial Advisor” on page 19.

Comment 24.	Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiple values disclosed. For example, disclose (i) the enterprise values, revenues, EBITDA, equity value per share, EPS for TTM, CY2007E and CY2008E information for each comparable company that is the basis for the multiples disclosed on page 18 with respect to the Selected Public Companies Analysis and the company data to which you applied those multiples to arrive at the implied per share equity values, (ii) the enterprise value, revenue and EBITDA data from each transaction that resulted in the multiple disclosed on page 18 with respect to the Selected Acquisition Analysis and the company data to which you applied those multiples to arrive at the implied per share equity values, (iii) the transaction data (for each transaction) that resulted in the multiples disclosed on pages 19-20 with respect to the Acquisition Premium Analysis, and (iv) the company’s projected results that were used in conducting the Discounted Cash Flows analyses (both with and without adding back the current cash value per share to the discounted future cash flow per share) and how the financial advisor derived implied per share equity values from that data.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Opinion of Financial Advisor” on pages 18-25. In addition, with respect to part (iv) of the above Comment, the Company’s projected results that were used in conducting the Discounted Cash Flows analyses (with and without adding back the current cash value per share to the discounted future cash flow per share) are summarized and presented on pages 23 and 24, respectively, of Raymond James’s fairness opinion presentation, which is being filed as an exhibit to Schedule 13E-3.

Comment 25.	With respect to the Selected Public Companies Analysis, please explain the acronym “nmf” and what, if any, conclusion was reached by the financial advisor as a result of the apparent lack of a multiple. Please also apply this comment to the Selected Acquisition Analysis.

Mr. Daniel F. Duchovny

July 3, 2007

Response:

“Nmf” has been used to denote values that were not meaningful when calculated, usually due to the denominator being a negative or extremely small value. References explaining this have been added to the Preliminary Proxy Statement in response to the Staff’s comment. See “Special Factors—Opinion of Financial Advisor” on pages 18-25.

Comment 26.	With respect to the Selected Acquisition Analysis, please show how the multiples obtained compare to the consideration in the going private transaction. If this information was not provided to the board of directors, please disclose so.

Response:

We believe that the multiples are an appropriate comparison. The Preliminary Proxy Statement presently discloses the revenue and EBITDA multiples in the transactions Raymond James analyzed and indicates that Raymond James compared those multiples to the multiples in this transaction. See “Special Factors—Opinion of Financial Advisor” beginning on page 20.

Comment 27.	Refer to the Discounted Cash Flow Analysis. Please explain how the financial advisor determined that terminal value multiples of 6.0x-10.0x were the most appropriate indicators of value. Disclose the industry averages.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Opinion of Financial Advisor” on page 24.

Comment 28.	Please quantify the fees paid or to be paid to the financial advisor. Also, describe the services provided by the advisor to all filing persons and their affiliates and quantify the compensation received by the financial advisor from each filing person for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Mr. Daniel F. Duchovny

July 3, 2007

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Opinion of Financial Advisor” on page 25.

The Position of the Portfolio Logic Parties as to the Fairness of the Merger, page 23

Comment 29.	Please disclose the enterprise value referenced in the second bullet point in this section.

Response:

The second bullet under the heading “Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger” has been revised in response to the Staff’s comment. See page 27.

Comment 30.	We note that the Portfolio Logic Parties do not believe there is a single method of determining going concern value. Note that filing persons are required to disclose whether the consideration offered to unaffiliated security holders is fair in relation to, among other valuations, going concern value. Please revise to disclose the required disclosure for these filing persons and, if necessary, select a method and explain the differences with other methods considered and the basis upon which the used method was selected.

Response:

The disclosure under the heading “Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger” on page 27 has been revised in response to the Staff’s comment to reflect the Portfolio Logic Parties’ belief that the trading price of PSA’s common stock prior to announcement of the merger represents the best available indication of the going concern valuation of PSA and that the merger consideration is fair to the unaffiliated security holders of PSA relative to such value.

Comment 31.	Please clarify the disclosure that the Portfolio Logic Parties “do not disagree with the conclusion expressed” by the company’s financial advisor in its opinion. If this means that the filing persons “agree” with those conclusions, please state so.

Mr. Daniel F. Duchovny

July 3, 2007

Response:

The disclosure under the heading “Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger” on page 28 has been revised in response to the Staff’s comment.

Certain Effects of the Merger, page 24

Comment 32.

Please revise the second paragraph on page 25 to state the range of the D3 Parties minority interest in Newco based on the rollover value range of $18-$24 million. In addition, describe further the “customary registration rights” to be provided to the D3 Parties.

Response:

The disclosure under the heading “Special Factors—Certain Effects of the Merger” on page 29 has been revised in response to the Staff’s comment.

Interests of PSA’s Directors and Officers in the Merger, page 26

Comment 33.	Please provide tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction whether as a result of the payment per share of common stock owned or underlying stock options, or payments under employment agreements or under the long term incentive plan.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Interests of PSA’s Directors and Officers in the Merger” on page 32.

Comment 34.	Please confirm supplementally that the disclosure of “potential compensation arrangements” between Newco and your executive officers on page 2 corresponds with your description of employment agreements on page 27. If not, please describe in this section the potential compensation arrangements to which you refer.

Mr. Daniel F. Duchovny

July 3, 2007

Response:

The description on pages 31-32 is of the employment agreements presently in place between PSA and each named executive officer. The original disclosure on page 2, however, referred to potential new compensation arrangements between the named executive officers, on the one hand, or PSA or Newco, on the other hand. The disclosure on page 2 of the “Summary Term Sheet” has been revised to clarify this.

Material U.S. Federal Income Tax Consequences of the Merger, page 28

Comment 35.	We note your statements that this disclosure is “for general information only.” Please delete these statements, as they imply that you are not responsible for the disclosure in your proxy statement.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger” on pages 33-34.

Source and Amount of Funds, page 29

Comment 36.	Describe in additional detail the “other funds available to Portfolio Logic” and quantify each source of funds in the first paragraph of this section. Also, please provide the disclosure required by Item 1007(d)(1) of Regulation M-A with respect to borrowed funds. We may have additional comments.

Response:

The disclosure under the heading “Special Factors—Source and Amount of Funds; Financing for the Merger” on page 34 has been revised in response to the Staff’s comment.

Fees and Expenses, page 30

Comment 37.	We note the disclosure relating to the expenses to be incurred by the Portfolio Logic Parties. Please revise to provide the disclosure required by Item 1007(c) of Regulation M-A. We also note that these filing persons will incur expenses related to advisory fees. Please tell us supplementally the nature of the advisory services received by these filing persons and whether the nature of these services requires additional disclosure under Item 1015 of Regulation M-A.

Mr. Daniel F. Duchovny

July 3, 2007

Response:

The disclosure under the heading “Special Factors—Fees and Expenses” on page 35 has been revised in response to the Staff’s comment. We supplementally inform the Staff that the only advisory services received by the Portfolio Logic Parties were legal and accounting services. The Portfolio Logic Parties did not receive any report, opinion or appraisal from an outside party that is materially related to the transaction such that it requires disclosure under Item 1015 of Regulation M-A.

Selected Historical Consolidated Financial Information of PSA, page 53

Comment 38.	Please include in your disclosure the financial data required by Item 1010(c) of Regulation M-A with respect to your most recent quarter, the book value and the ratio of earnings to fixed charges.

Response:

The disclosure under “Additional Information Regarding PSA—Selected Historical Consolidated Financial Information” has been revised in response to the Staff’s comment. See pages 57-59. Also, we have not revised the proxy statement to include the ratio of earnings to fixed charges because (i) for the six months ended March 31, 2007, the Company had no debt and thus no fixed charges (the denominator in the ratio), and (ii) for the 2002-2006 fiscal years, the Company had no income from continuing operations before income tax expense (the numerator in the ratio) — meaning that in each case, we respectfully submit that the ratio would not be meaningful.

Comment 39.	Please tell us, with a view toward revised disclosure, why you have not provided the pro forma financial information required by Item 1010(b) or (c)(6) of Regulation M-A.

Response:

According to Rule 1010(c)(6) of Regulation M-A, the pro forma financial information is only required if it is “material.” Because the present transaction is a cash merger in which the Company’s stockholders would be cashed out and the acquiring entity is newly-formed, we respectfully submit that pro forma financial information of the Company is neither relevant nor material to the decision the stockholders are being asked to make.

Where You Can Find More Information, page 60

Comment 40.	It appears that in the sixth paragraph of this section you are attempting to “forward incorporate” documents into the proxy statement. Note that Schedule 13E-3 does not specifically permit “forward incorporation” of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

Mr. Daniel F. Duchovny

July 3, 2007

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See “Where You Can Find More Information” on page 64.

Should you have further comments or require further information, or if any questions should arise in connection with the submission, please call me at (404) 527-4990 or Marc D’Annunzio at (404) 527-8384.

Sincerely,

/s/ Thomas Wardell
Thomas Wardell

cc:	Daniel J. Kohl

Gregory V. Gooding

Riley Sweat

Marc D’Annunzio

ACKNOWLEDGMENT

Each undersigned filing person acknowledges that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filings submitted herewith;

•

comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PEDIATRIC SERVICES OF AMERICA, INC.

Dated: July 3, 2007	By:	/s/ Daniel J. Kohl
	Name:	Daniel J. Kohl
	Title:	Chief Executive Officer

PORTFOLIO LOGIC LLC

Dated: July 3, 2007	By:	Portfolio Logic Management LLC, its Manager

	By:	/s/ Jeffrey D. Zients
	Name:	Jeffrey D. Zients
	Title:	Manager

PORTFOLIO LOGIC MANAGEMENT LLC

Dated: July 3, 2007	By:	/s/ Jeffrey D. Zients
	Name:	Jeffrey D. Zients
	Title:	Manager

POINTER ACQUISITION CO., INC.

Dated: July 3, 2007	By:	/s/ Jeffrey D. Zients
	Name:	Jeffrey D. Zients
	Title:	President and Treasurer

JEFFREY D. ZIENTS

Dated: July 3, 2007	/s/ Jeffrey D. Zients